UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period: N/A

Commission File Number 001-33326

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PEOPLE’S UNITED BANK 401(k) EMPLOYEE SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PEOPLE’S UNITED FINANCIAL, INC.

850 Main Street

Bridgeport, Connecticut 06604

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PEOPLE’S UNITED BANK 401(k) EMPLOYEE SAVINGS PLAN

	By:	People’s United Bank

Date: June 26, 2008	By:	/s/ Jeffrey Hoyt
	Name:	Jeffrey Hoyt
	Title:	Senior Vice President and Controller

PEOPLE’S UNITED BANK 401(k) EMPLOYEE SAVINGS PLAN

*	Other schedules required by Section 2520.103-10 of the Employee Retirement Income Security Act of 1974 (ERISA) are not applicable.

Report of Independent Registered Public Accounting Firm

People’s United Bank Human Resources Committee of the Board of Directors and

Participants of the People’s United Bank 401(k) Employee Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the People’s United Bank 401(k) Employee Savings Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year), December 31, 2007, has been presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP Stamford, Connecticut

June 26, 2008

PEOPLE’S UNITED BANK 401(k) EMPLOYEE SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2007 and 2006

(In thousands)

	2007	2006
Assets:
Investments (notes 3 and 4):
Mutual fund shares, at fair value	$145,164	$134,941
People’s United Financial, Inc. common stock, at fair value	88,672	95,545
Putnam Stable Value Fund, at fair value	77,125	77,074
Putnam S&P 500 Index Fund, at fair value	40,617	41,787
Participant loans, at cost	6,273	6,190

Total investments	357,851	355,537

Receivables (note 6):
Participant contributions	75	—
Employer contributions	1,170	1,008

Total receivables	1,245	1,008

Assets available for plan benefits, at fair value	359,096	356,545

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (note 3)	(1,536)	98

Total assets	357,560	356,643

Liabilities:
Accrued plan expenses	29	—

Total liabilities	29	—

Net assets available for plan benefits	$357,531	$356,643

See accompanying notes to financial statements.

PEOPLE’S UNITED BANK 401(k) EMPLOYEE SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2007 and 2006

(In thousands)

	2007	2006
Additions to assets attributed to:
Net (depreciation) appreciation in fair value of investments	$(20,703)	$41,811
Interest and dividends	23,925	16,112

Net investment income	3,222	57,923

Contributions:
Participant	12,248	10,931
Employer	6,242	5,648

Total contributions	18,490	16,579

Total additions	21,712	74,502

Deductions from assets attributed to:
Distributions to participants	20,717	19,010
Plan transfers out	107	—

Total deductions	20,824	19,010

Net increase in net assets available for plan benefits	888	55,492
Net assets available for plan benefits, beginning of year	356,643	301,151

Net assets available for plan benefits, end of year	$357,531	$356,643

See accompanying notes to financial statements.

PEOPLE’S UNITED BANK 401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

1.	Plan Description

The People’s United Bank 401(k) Employee Savings Plan (formerly known as the People’s Bank 401(k) Employee Savings Plan) (the “Plan”) is a defined contribution plan sponsored by People’s United Bank (“People’s”, the “Bank”, or the “Plan Sponsor”). Under the terms of a trust agreement, Mercer Trust Company (as “Trustee”) and Mercer HR Services (as “Recordkeeper”) (collectively, “Mercer”) have been empowered to perform such trust and administrative services as may be necessary to carry out the purposes of the Plan. However, the Trustee does not have any discretionary authority concerning the investment of trust funds or the payment of distributions to participants. The Plan is administered by the Human Resources Committee, appointed by People’s Board of Directors, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

In general, all employees become eligible to participate in the Plan on the first day of any calendar month following their date of hire. Contributions made by Plan participants and by People’s are invested (as directed by the individual participants) in (i) the Putnam Stable Value Fund, (ii) People’s United Financial, Inc. common stock, (iii) the Putnam S&P 500 Index Fund, or (iv) any of a series of mutual fund investment options offered by the Plan. All of the Plan’s investments are participant-directed investments.

On April 16, 2007, People’s United Financial, Inc., the holding company parent of People’s United Bank, completed the conversion from a mutual holding company structure to a fully publicly owned stock form holding company. In connection with the conversion, the Plan was amended to allow participants a one-time opportunity to transfer funds out of existing investment options to be used to purchase additional shares of People’s United Financial, Inc. common stock.

Participant accounts are credited with the participants’ voluntary payroll contributions, allocations of People’s matching contribution percentages, and Plan earnings. Allocations are based on the participants’ eligible pre-tax earnings (as defined) and payroll contribution percentages. Forfeitures are utilized to reduce future employer contributions. Participants are fully vested in their own contributions at all times, and in People’s matching contributions after one year of credited service. Participants who receive an additional People’s contribution in lieu of participation in the People’s United Bank Employees’ Retirement Plan (see note 6) vest as follows: 25% after two years of credited service; 50% after three years of credited service; 75% after four years of credited service; and 100% after five years of credited service.

On termination of service, death, disability, or retirement, a participant may elect to receive a lump-sum amount equal to the full value of the participant’s vested interest in his or her account, or monthly, quarterly, semi-annual or annual installments over a period of time not to exceed the life expectancy of the participant or the joint life and last survivor expectancy of the participant and his or her beneficiary.

The foregoing Plan description is presented for general information purposes only. Participants should refer to the Plan document for more complete information.

PEOPLE’S UNITED BANK 401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Plan to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and changes therein. Actual results could differ significantly from those estimates and assumptions of the Plan.

Investment Valuation and Income Recognition

In December 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the “FSP”). The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP were effective for financial statements issued for annual periods ending after December 15, 2006. Accordingly, the Plan adopted the provisions of the FSP as of December 31, 2006.

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Plan Benefits include fully benefit-responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contributions in the Pension Plans, as amended, requires fully benefit-responsive investments contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Plan Benefits with a corresponding adjustment to reflect these investments at contract value. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Plan Benefits.

The Plan invests in fully benefit-responsive investment contracts through its participation in the Putnam Stable Value Fund (the “Stable Value Fund”). The Stable Value Fund is a collective trust that invests in investment contracts with insurance companies and other financial institutions, fixed income securities, and money market funds, and is stated at fair value which differs from contract value. The fair value of the Stable Value Fund is based on the fair value of the underlying investments.

Shares of mutual funds, the Putnam S&P 500 Index Fund (a portion of which is invested either directly or indirectly through collective investment funds) and People’s United Financial, Inc. common stock are stated at fair value based on quoted market prices. Participant loans are stated at cost, which approximates fair value.

PEOPLE’S UNITED BANK 401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

The net unrealized appreciation or depreciation for the year is reported together with realized gains and losses in the statements of changes in net assets available for plan benefits. Purchases and sales of investments are recorded on a trade-date basis. Realized investment gains and losses are determined based on the weighted average historical cost basis of the investment sold. Dividend income is recorded on the ex-dividend date.

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements”, which establishes a definition and measurement date for fair value and expands the disclosures regarding fair value measurement. SFAS No. 157 is effective for plan years beginning after November 15, 2007. People’s does not believe that adoption of SFAS No. 157 will have a material impact on the Plan’s financial statements.

Payments of Distributions

Distributions to participants are recorded when paid.

Administrative Expenses

Certain direct expenses and fees related to the administration of the Plan are paid from Plan assets. All other administrative expenses are paid by Participants.

Forfeited Accounts

Forfeitures of nonvested People’s contributions for participants may be used to reduce future People’s matching contributions. During 2007, $35,923 in forfeitures were used to reduce People’s matching contributions. During 2006, $81,471 in forfeitures were used to reduce People’s matching contributions. Forfeitures available to reduce future employer matching contributions were $27,335 and $0 at December 31, 2007 and 2006, respectively.

3.	Investments

Net (depreciation) appreciation in the fair value of the Plan’s investments consisted of the following for the years ended December 31:

	2007	2006
	(In thousands)
People’s United Financial, Inc. common stock	$(16,562)	$28,670
Mutual funds and collective trust	(6,291)	7,400
Putnam S&P 500 Index Fund	2,150	5,741

Net (depreciation) appreciation	$(20,703)	$41,811

The above amounts include gains and losses on investments purchased and sold, as well as investments held, during the year.

PEOPLE’S UNITED BANK 401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

The fair value of plan investments representing 5% or more of the Plan’s net assets at December 31, 2007 and 2006 are as follows:

	2007	2006
	(In thousands)
Common stock:
People’s United Financial, Inc. common stock	$88,672	$95,545
Collective trust:
Putnam Stable Value Fund (contract value of $75,589 and $77,172, respectively)	77,125	77,074
Mutual funds:
Putnam S&P 500 Index Fund	40,617	41,787
Julius Baer International Fund	34,504	28,649
T. Rowe Price Growth Stock Fund	22,892	20,157
Artisan Mid Cap Fund	21,563	18,125

The Plan, through its investment in the Stable Value Fund, has entered into a fully benefit-responsive investment contract with Mercer (previously Putnam Fiduciary Trust Company). The Stable Value Fund, a collective trust, is a commingled pool that invests in (i) investment contracts issued by insurance companies and other financial institutions, (ii) fixed income securities, and (iii) money market funds.

Mercer maintains participant contributions in a general account which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. In addition, the terms of the guaranteed investment contract do not permit the issuing insurance company to terminate the agreement prior to the scheduled maturity date.

Investment contracts have been presented in the financial statements at fair value, with a corresponding adjustment to contract value (as reported to the Plan by Mercer), because such investments are deemed to be fully benefit-responsive in that they provide that trust participants may make withdrawals, or transfer of all or a portion of their account balance, at contract value during the term of the contract. Contract value represents contributions made under the contract, plus earnings on the underlying investments, less participant withdrawals and administrative expenses. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the Stable Value Fund at December 31, 2007 and 2006 was $77,125,000 and $77,074,000, respectively.

The average yield earned by the Stable Value Fund for the years ended December 31, 2007 and 2006 was 3.44% and 4.69%, respectively. The average yield credited to participant accounts during that same period was 5.31% and 5.07%, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.

PEOPLE’S UNITED BANK 401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include: (i) amendments to the Plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawals from the Plan; or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. People’s does not believe that any of the aforementioned events, which would limit the Plan’s ability to transact at contract value with participants, are probable of occurring.

4.	Loans to Participants

Participants may borrow 50% of their vested account balances up to a maximum loan amount of $50,000. Participants may have up to two loans outstanding at any time, subject to a minimum loan amount of $1,000. Loans generally have a five-year term, but may be repaid in full at any time. The interest rate for each loan will be the Prime lending rate as listed in The Wall Street Journal in effect on the first business day of the month in which the participant requests the loan, plus 1%. The interest rate so determined remains fixed through the duration of the loan. Loans granted at different times may bear different interest rates. Interest begins to accrue on the date the loan proceeds are disbursed to the participant and will continue to accrue until the entire loan balance is paid in full, whether before or after maturity or default. Interest rates on participant loans ranged from 5.0% to 10.5% and from 5.0% to 12.0% at December 31, 2007 and 2006, respectively.

5.	Risk and Uncertainties

The Plan invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statement of assets available for plan benefits.

6.	Employer and Participant Contributions

Participating employees may contribute from 1% to 20% of their pre-tax earnings (as defined) and allocate their contributions to the Plan’s various investment funds. Participant contributions may not exceed a specified base amount, adjusted annually for cost-of-living increases, as determined by the Internal Revenue Service (“IRS”). The base amount per participant was $15,500 and $15,000 in 2007 and 2006, respectively. Participants who are age 50 and older at any time during the Plan year may make “catch up contributions” in that year. These contributions are additional tax-deferred contributions that eligible participants are permitted to make in excess of annual IRS tax-deferred contribution limits. For both 2007 and 2006, the maximum amount of “catch up contributions” permitted to have been made to the Plan was $5,000. People’s makes a matching contribution equal to 100% of a participant’s contributions (excluding catch up contributions) up to and including 4% of the participant’s pre-tax earnings (as defined). At its discretion, People’s may increase its matching contribution to 5% of a participant’s pre-tax earnings (as defined) in each Plan year. People’s made discretionary matching contributions of $1,093,000 and $1,008,000 in 2007 and 2006, respectively.

PEOPLE’S UNITED BANK 401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

During 2006, the Plan was amended to allow employees hired on or after August 14, 2006 to receive an additional annual contribution equal to 3% of their eligible pre-tax earnings (as defined) in lieu of participation in the People’s United Bank Employees’ Retirement Plan which was closed to new participants effective August 14, 2006. In 2007, the Plan established an accrual for an additional contribution totaling $44,364 which is to be made by People’s as a result of this Plan amendment.

People’s matching contributions are made at the same time as participant contributions, while discretionary contributions and contributions in lieu of retirement plan participation are made on an annual basis. All of People’s contributions are allocated to the investment funds in the same proportion elected by the participant with respect to his or her own contributions. If the participant does not have an investment election on file, the contribution is made to an appropriate age-based retirement fund offered by the Plan based upon the participant’s years to normal retirement eligibility (age 65).

7.	Distributions to Participants

Participant contributions may not be withdrawn from the Plan prior to the termination of the participant’s employment with People’s, unless the participant has either attained age 59- 1/2 or is able to demonstrate financial hardship, as defined in Section 401(k) of the Internal Revenue Code (“IRC”). People’s contributions may be withdrawn subject to specified limitations.

The Plan also provides for distributions upon termination, retirement or death, subject to specified conditions. The normal form of payment for participants is a lump sum distribution.

8.	Plan Termination

Although it has not expressed any intention to do so, People’s has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, partial termination, or complete discontinuance of contributions, all participants would become fully vested in their accounts and benefits would be payable under the terms of the Plan.

9.	Income Tax Status

The Plan received a favorable tax determination letter from the IRS dated October 16, 2003, indicating that the Plan, as then designed, was in compliance with the applicable requirements of the IRC, and was therefore exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, the Plan Sponsor and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

PEOPLE’S UNITED BANK 401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

10.	Related Party Transactions

Certain Plan investments represent shares of mutual funds and a collective trust managed by Putman Investments which, until August 3, 2007, was an affiliate of both Mercer Trust Company (Plan Trustee) and Mercer HR Services (Plan Recordkeeper). As such, transactions involving these investments qualify as party-in-interest transactions for the periods presented.

The Plan’s investments also include shares of People’s United Financial, Inc. common stock. People’s is the Plan Sponsor and, therefore, these transactions also qualify as party-in-interest transactions.

11.	Subsequent Event

On January 1, 2008, People’s United Financial, Inc. completed its acquisition of Chittenden Corporation, a multi-bank holding company located in Burlington, Vermont. The impact of this acquisition on the Plan has not yet been determined.

12.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31, 2007	December 31, 2006
	(In thousands)
Net assets available for plan benefits per the financial statements	$357,531	$356,643
Plus: Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by collective trust	1,536	(98)

Net assets available for plan benefits per the Form 5500	$359,067	$356,545

The following is a reconciliation of investment income per the financial statements to the Form 5500:

	Year Ended December 31, 2007
	(In thousands)
Total investment income per the financial statements	$3,222
Plus: Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by collective trust	1,634

Total investment income per the Form 5500	$4,856

PEOPLE’S UNITED BANK 401(k) EMPLOYEE SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

(Dollars in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, and par or maturity value	(e) Current value
	Mutual funds:
*	Putnam Investments Retirement Ready Maturity	22,194.351 shares	$1,196
*	Putnam Investments Retirement 2010 Fund	47,111.166 shares	2,542
*	Putnam Investments Retirement 2015 Fund	40,583.919 shares	2,376
*	Putnam Investments Retirement 2020 Fund	56,774.104 shares	3,195
*	Putnam Investments Retirement 2025 Fund	60,411.364 shares	3,600
*	Putnam Investments Retirement 2030 Fund	40,089.920 shares	2,282
*	Putnam Investments Retirement 2035 Fund	21,354.734 shares	1,236
*	Putnam Investments Retirement 2040 Fund	13,910.318 shares	833
*	Putnam Investments Retirement 2045 Fund	7,833.710 shares	460
*	Putnam Investments Retirement 2050 Fund Class A	3,225.104 shares	176
*	Putnam Investments New Value Fund	614,702.364 shares	9,558
	PIMCO Total Return Fund	1,327,869.974 shares	14,195
	Managers Special Equity Fund	135,493.852 shares	8,707
	Artisan Mid Cap Fund	696,930.904 shares	21,563
	Julius Baer International Fund	790,648.975 shares	34,504
	T. Rowe Price Growth Stock Fund	685,385.739 shares	22,892
	Franklin Balance Sheet Fund	273,446.306 shares	15,849

	Total mutual funds		145,164
*	Putnam Stable Value Fund	75,588,945.258 shares	77,125
*	People’s United Financial, Inc. common stock	4,981,600.251 shares	88,672
*	Putnam S&P 500 Index Fund	1,038,002.290 shares	40,617
*	Participant loans	Interest rates ranging from 5.0% to 10.5%; maturity dates of January 2008 to September 2021.	6,273

	Total investments		$357,851

*	Party-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of KPMG LLP